c/o Jackson Fund Services
225 West Wacker Dr., Suite 1000
Chicago, IL 60606

April 25, 2011

Ms. Christina DiAngelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington DC, 20549-4720

Ms. DiAngelo:

This letter is in response to comments received from you resulting from a review of filings made with the U.S. Securities and Exchange Commission (the “Commission”) by Montgomery Street Income Securities, Inc. (the “Fund”).  Based on our communications to date with regards to this matter, I understand that the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Following is a description of each comment received accompanied by the Fund’s response:

Comment #1:  You noted that the reports of the independent registered public accounting firm included in the Form NSAR-B filed on February 25, 2011 and the Form N-CSR filed on March 9, 2011 did not include a reference to the issuing firm’s city and state.

Response #1:  The Fund will ensure that such information is included in subsequent filings.

Comment #2:  You noted that Form N-2 item 24 requires the Fund present one or more tables, charts or graphs depicting the portfolio holdings by category as a percentage of net asset value or total investments. You further stated that the instructions to Form N-2 item 24 require that credit quality ratings of only one nationally recognized statistical rating organization (“NRSRO”) should be used if a responsive presentation depicts credit quality.  You inquired if the quality distribution table was provided in response to this requirement.

Response #2:  The sector distribution table was included in the December 31, 2010 annual report to stockholders for purposes of compliance with the requirements of Form N-2 item 24.  The quality distribution table is presented as additional information.  The consideration of multiple NRSROs in the quality distribution table is consistent with the applicable standards in the Fund’s investment policies and restrictions.

Comment #3:  You noted that the categories and percentages presented in the sector distribution table do not correspond to the categories and percentages presented in the Fund’s investment portfolio.

Response #3:  The sector distribution table was prepared with the requirements of Form N-2 item 24 in mind.  Specifically, the basis of presentation for this particular table was selected to depict clearly the types of investments made by the Fund, given its investment objectives.

Comment #4:  Although no specific observation or concern was noted, you referred to the letter to the Investment Company Institute by the Commission on July 30, 2010.  In that letter, the Commission reminded funds that management’s discussion of fund performance (“MDFP”) included in the annual report to stockholders is intended to provide stockholders with information about the factors that materially affected the fund’s performance during the reporting period, that the MDFP should be consistent with the operations reflected in the financial statements, and that a fund whose performance was materially affected by derivatives should discuss this fact in the MDFP.

Response #4:  Management of the Fund is familiar with the Commission’s letter and considered the relevant factors in preparing the annual report to stockholders, including the MDFP disclosure. Management will continue to consider the performance impact of derivative investments in prospective reports.

Comment #5:  You noted that Regulation S-X, Rule 6-04, Item 12(b)(1) requires that funds state separately amounts payable to officers or directors in the statement of assets and liabilities and inquired if there were any such amounts at December 31, 2010.

Response #5:  The Fund did not have any amounts payable to officers or directors at December 31, 2010.

Comment #6:  You noted in the Fund’s investment portfolio that the percentage of investments reported in the “Financials” caption was 51.3% and inquired if this exceeded concentration limits.

Response #6:  The categorization methodology utilized in the investment portfolio is a more summarized methodology than the industry categorization methodology utilized for purposes of measuring diversification limits.  The Fund was in compliance with applicable diversification requirements at December 31, 2010.

Sincerely,

/s/ Daniel W. Koors

Daniel W. Koors
Chief Financial Officer
Montgomery Street Income Securities, Inc.